Form U-13-60

Mutual and Subsidiary Service Companies
Revised February 7, 1980

ANNUAL REPORT

For the Period

Beginning January 1, 2004 and Ending December 31, 2004

To The

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

NISOURCE CORPORATE SERVICES COMPANY, INC.

(Exact Name of Report Company)

A Subsidiary Service Company
(“Mutual” or “Subsidiary”)

Date of Incorporation December 31, 1932

State or Sovereign Power Under which Incorporated or Organized — Delaware

Location of Principal Executive Offices of Reporting Company:

801 East 86th Avenue, Merrillville, IN

SUSANNE M. TAYLOR, CONTROLLER
200 Civic Center Drive
Columbus, OH 43215

(Name, title and address of officer to whom correspondence concerning this report should be addressed)

NISOURCE, INC/COLUMBIA ENERGY GROUP

(Name of Principal Holding Company whose Subsidiaries are served by
Reporting Company)

INSTRUCTIONS FOR USE OF FORM U-13-60

1.	Time of Filing — Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.	Number of Copies — Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.	Period Covered by Report — The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.	Report Format — Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5.	Money Amounts Displayed — All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01[b]).

6.	Deficits Displayed — Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01[C]).

7.	Major Amendments or Corrections — Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.	Definitions — Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart — The service company shall submit with each annual report a copy of its current organization chart.

10.	Methods of Allocation — The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.	Annual Statement of Compensation for Use of Capital Billed — The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
2004

SCHEDULE I — COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the
current and prior year

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		CURRENT	PRIOR
		$ 000	$ 000

	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	80,101	71,844
107	Construction work in progress (Schedule II)	—	—

	Total Property	80,101	71,844

108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	38,447	31,312

	Net Service Company Property	41,654	40,532

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	—	—
124	Other investments (Schedule IV)	—	—

	Total Investments	—	—

	CURRENT AND ACCRUED ASSETS
131	Cash	1,023	1,460
134	Special deposits	171	171
135	Working funds	972	755
136	Temporary cash investments (Schedule IV)	—	—
141	Notes receivable	—	—
143	Accounts receivable	3,626	5,372
144	Accumulated provision for uncollectible accounts	—	—
146	Accounts receivable from associate companies (Schedule V)	34,296	43,024
152	Fuel stock expenses undistributed (Schedule VI)	—	—
154	Materials and supplies	—	—
163	Stores expense undistributed (Schedule VII)	—	—
165	Prepayments	1,464	1,178
174	Miscellaneous current and accrued assets	—	1,387
	(Schedule VIII)	—	—

	Total Current and Accrued Assets	41,552	53,347

	DEFERRED DEBITS
181	Unamortized debt expense	—	—
184	Clearing accounts	2,141	1,172
186	Miscellaneous deferred debits (Schedule IX)	54,693	45,126
188	Research, development, or demonstration expenditures (Schedule X)	—	—
190	Accumulated deferred income taxes	32,615	30,458

	Total Deferred Debits	89,449	76,756

	TOTAL ASSETS AND OTHER DEBITS	172,655	170,635

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
2004

SCHEDULE I — COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		CURRENT	PRIOR
		$ 000	$ 000

	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	400	400

211	Miscellaneous paid-in-capital (Schedule XI)	—	—
215	Appropriated retained earnings (Schedule XI)	—	—
216	Unappropriated retained earnings (Schedule XI)	—	—
219	Other Comprehensive Income	(11,710)	(10,319)

	Total Proprietary Capital	(11,310)	(9,919)

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	21,684	23,930
224	Other long-term debt (Schedule XII)	—	—
225	Unamortized premium on long-term debt	—	—
226	Unamortized discount on long-term debt	—	—

	Total Long-Term Debt	21,684	23,930

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	—	—
232	Accounts payable	7,001	8,560
233	Notes payable to associate companies (Schedule XIII)	2,246	—
234	Accounts payable to associate companies (Schedule XIII)	52,789	47,664
236	Taxes accrued	(6,329)	(949)
237	Interest accrued	945	945
238	Dividends declared	—	—
241	Tax collections payable	410	577
242	Miscellaneous current and accrued liabilities (Schedule XIII)	57,867	60,866

	Total Current and Accrued Liabilities	114,929	117,663

	DEFERRED CREDITS
253	Other deferred credits	42,053	34,893
255	Accumulated deferred investment tax credits	—	—

	Total Deferred Credits	42,053	34,893

282	ACCUMULATED DEFERRED INCOME TAXES	5,299	4,068

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	172,655	170,635

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

SCHEDULE II — SERVICE COMPANY PROPERTY

		BALANCE				BALANCE
		AT				AT
		BEGINNING		RETIREMENTS	OTHER	CLOSE
	DESCRIPTION	OF YEAR	ADDITIONS	OR SALES	CHANGES	OF YEAR
		$000	$000	$000	$ 000	$000

SERVICE COMPANY PROPERTY

Account:

301	ORGANIZATION	—	—	—	—	—

303	MISCELLANEOUS INTANGIBLE PLANT	—	—	—	—	—

304	LAND AND LAND RIGHTS	62	—	—	—	62

305	STRUCTURES AND IMPROVEMENTS	23,921	—	—	—	23,921

306	LEASEHOLD IMPROVEMENTS	—	—	—	—	—

307	EQUIPMENT (1)	31,443	8,376	—	(180)	39,639

308	OFFICE FURNITURE AND EQUIPMENT	2,665	90	—	—	2,755

309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	403	—	29	—	374

310	AIRCRAFT AND AIRPORT EQUIPMENT	13,207	—	—	—	13,207

311	OTHER SERVICE COMPANY PROPERTY (3)	143	—	—	—	143

	SUB-TOTAL	71,844	8,466	29	(180)	80,101

107	CONSTRUCTION WORK IN PROGRESS (4)	—	—	—	—	—

	TOTAL	71,844	8,466	29	(180)	80,101

(1)	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

307 — Costs incurred in the development of Information Technology infrastructure.

SCHEDULE II — CONTINUED

(2)	SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

			BALANCE AT
			CLOSE OF
SUBACCOUNT DESCRIPTION		ADDITIONS	YEAR
		$ 000	$000

307-1	Telecommunications Equipment	—	90

307-2	Communications Management Center	—	724

307-3	Data Processing Equipment	—	872

307-4	Print Services Equipment	—	—

307-5	Research & Laboratory Equipment	—	—

307-6	Telecommunications Equipment	452	7,371

307-7	EDP Equipment — 4 years	6,941	21,093

307-8	EDP Equipment — 10 years	—	5

307-9	Personal Computer and Peripheral Equipment	983	7,696

307-10	Distribution Research Equipment	—	—

307-11	Electrical Supply Generators	—	1,788

307-14	CGT EQUIPMENT	—	—

307-37	CPA EQUIPMENT	—	—

307-51	TCO Equipment	—	—

307-90	NiSource Equipment	—	—

	TOTAL	8,376	39,639

(3)	DESCRIBE OTHER SERVICE COMPANY PROPERTY:

Costs incurred in the internal development of the Employee Accounting System Interface, Labor Distribution System, and Intercompany Billing software.

(4)	DESCRIBE CONSTRUCTION WORK IN PROGRESS:

Not Applicable

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

			ADDITIONS
		BALANCE	CHARGED		OTHER	BALANCE
		AT	TO		CHANGES	AT
		BEGINNING	ACCOUNT		ADD	CLOSE
DESCRIPTION		OF YEAR	403	RETIREMENTS	(DEDUCT)	OF YEAR
		$000	$000	$000	$000	$000
ACCOUNT

301	ORGANIZATION	—	—	—	—	—

303	MISCELLANEOUS INTANGIBLE
	PLANT	—	—	—	—	—

304	LAND AND LAND RIGHTS	—	—	—	—	—

305	STRUCTURES AND
	IMPROVEMENTS	8,000	478	—	—	8,478

306	LEASEHOLD IMPROVEMENTS	—	—	—	—	—

307	EQUIPMENT (1)	19,689	6,007	—	—	25,696

308	OFFICE FURNITURE AND
	FIXTURES (1)	1,695	150	—	—	1,845

309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED
	GARAGE EQUIPMENT	376	23	29	—	370

310	AIRCRAFT AND AIRPORT
	EQUIPMENT	1,409	506	—	—	1,915

311	OTHER SERVICE COMPANY
	PROPERTY	143	—	—	—	143

	TOTAL	31,312	7,164	29	—	38,447

(1)	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Please refer to page 7

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

SCHEDULE IV — INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124, “Other Investments,” state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments,” list each investment separately.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR

Account 123 - Investment in Associate Companies	NONE	NONE

Account 124 - Other Investments	NONE	NONE

Account 136 - Temporary Cash Investments System Money Pool — Unaffiliated	NONE	NONE

TOTAL	NONE	NONE

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
For the Year Ended December 31, 2004

SCHEDULE V — ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR
	$ 000	$000
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Bay State Massachusetts	3,566	2,936
Columbia Atlantic Trading Corporation	2	—
Columbia Deepwater Services	3	2
Columbia Energy Group	2,143	913
Columbia Energy Services Corporation	64	36
Columbia Finance Corporation	5	—
Columbia Gas of Kentucky, Inc.	965	911
Columbia Gas of Maryland, Inc.	285	275
Columbia Gas of Ohio, Inc.	7,680	5,848
Columbia Gas of Pennsylvania, Inc.	3,227	2,673
Columbia Gas of Virginia, Inc.	1,968	1,352
Columbia Gas Transmission Corporation	6,467	5,391
Columbia Gulf Transmission Company	1,015	1,359
Columbia Network Services Corporation	20	58
Columbia Remainder Corporation	74	36
Energy USA, Inc.	444	422
Granite State Gas	36	41
Kokomo Gas and Fuel Company	142	83
NiSource Capital Markets	3	3
NiSource Crossroads Pipeline	42	177
NiSource Development Company, Inc.	(281)	440
NiSource Energy Services, Inc.	116	41
NiSource Energy Technology	52	57
NiSource Finance Company	70	126
NiSource Insurance Corporation, Ltd.	6	1,279
NiSource Retail Services	—	136
NiSource, Inc.	3,860	1,307
Northern Indiana Fuel and Light Company	395	66
Northern Indiana Public Service Company	9,657	7,563
Northern Utilities Maine	293	285
Northern Utilities New Hampshire	354	328
Primary Energy, Inc.	351	152

TOTAL	43,024	34,296

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

TOTAL
PAYMENTS
$000

See Schedule V-A, page 12

TOTAL PAYMENT	513,913

SCHEDULE V-A

NISOURCE CORPORATE SERVICES COMPANY, INC.

Convenience & Accommodation Payments
For the Year Ended December 31, 2004

					POSTAGE AND
	AUDIT	CORPORATE	EMPLOYEE		MAILING	TELE-
Associate Company	FEES	INSURANCE	BENEFITS	LEASING	SERVICES	COMMUNICATIONS	OTHER	TOTAL
	$000	$ 000	$000	$000	$000	$000	$000
Bay State Massachusetts	437	3,128	10,479	423	194	1,569	1,044	17,274
Columbia Atlantic Trading Corporation	1	1	—	—	—	—	7,384	7,386
Columbia Deepwater Services	1	1	—	—	—	—	—	2
Columbia Energy Group	69	1,573	2,961	(216)	—	—	113,904	118,291
Columbia Energy Services Corporation	14	(182)	40	—	—	7	153	32
Columbia Gas of Kentucky, Inc.	136	908	3,950	552	542	357	1,459	7,904
Columbia Gas of Maryland, Inc.	48	247	1,116	195	122	77	122	1,927
Columbia Gas of Ohio, Inc.	987	7,875	33,754	3,316	5,298	2,425	57,048	110,703
Columbia Gas of Pennsylvania, Inc.	395	3,875	13,743	1,470	1,562	1,283	3,533	25,861
Columbia Gas of Virginia, Inc.	276	1,264	5,184	979	813	636	1,638	10,790
Columbia Gas Transmission Corporation	812	5,869	37,385	3,418	20	4,245	3,277	55,026
Columbia Gulf Transmission Company	185	2,947	6,066	467	25	601	343	10,634
Columbia Network Services Corporation	1	3	65	—	—	—	31	100
Columbia Remainder Corporation	—	(97)	13	—	—	—	—	(84)
Energy USA, Inc.	159	142	669	5	—	27	273	1,275
Granite State Gas	7	74	106	—	—	1	18	206
Kokomo Gas and Fuel Company	11	158	850	1	—	—	323	1,343
NiSource Capital Markets	1	1	—	—	—	—	2,544	2,546
NiSource Crossroads Pipeline	6	30	—	—	—	7	158	201
NiSource Development Company, Inc.	29	73	—	—	—	—	660	762
NiSource Energy Services, Inc.	43	51	—	—	—	—	3,125	3,219
NiSource Energy Technology	6	20	169	2	—	12	23	232
NiSource Finance Company	55	5	—	—	—	—	345	405
NiSource Insurance Corporation, Ltd.	1	1,281	—	—	—	—	10	1,292
NiSource Retail Services	—	21	16	3	4	1	111	156
NiSource, Inc.	469	553	—	—	—	—	2,577	3,599
Northern Indiana Fuel and Light Company	18	188	1,233	—	—	—	208	1,647
Northern Indiana Public Service Company	1,041	18,649	60,389	2,076	—	2,767	41,826	126,748
Northern Utilities Maine	43	382	964	61	28	167	99	1,744
Northern Utilities New Hampshire	45	299	751	2	30	154	179	1,460
Primary Energy, Inc.	86	949	111	—	—	24	62	1,232

Grand Total	5,382	50,288	180,014	12,754	8,638	14,360	242,477	513,913

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

SCHEDULE VI — FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
	$000	$000	$000

Account 152 - Fuel Stock Expenses Undistributed	NONE	NONE	NONE

TOTAL	NONE	NONE	NONE

SUMMARY:

      Not Applicable

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES

For the Year Ended December 31, 2004

SCHEDULE VII — STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
	$000	$000	$000

Account 163 - Stores Expenses Undistributed	NONE	NONE	NONE

TOTAL	NONE	NONE	NONE

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR
	$000	$000

Account 174 - Miscellaneous Current and Accrued Assets	1,387	—
Non-Compete Deferred Debit

TOTAL	1,387	—

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

SCHEDULE IX — MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR
	$000	$000

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Other Post Retirement Employee Benefits	13,054	18,356

Deferred Insurance Receivables	1,456	2,796

Intangible Asset — Pension Restoration Plan	16,824	16,487

Miscellaneous Deferred Property	13,792	17,054

TOTAL	45,126	54,693

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION	AMOUNT
$000

ACCOUNT 188 - Research, Development or Demonstration Expenditures	NONE

TOTAL	NONE

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

SCHEDULE XI — PROPRIETARY CAPITAL

		NUMBER OF SHARES	PAR OR STATED VALUE	OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER	CLASS OF STOCK	AUTHORIZED	PER SHARE	NO. OF SHARES	TOTAL AMOUNT

201	COMMON STOCK	4,000	$100	4,000	$400,000

INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amount.

DESCRIPTION	AMOUNT

ACCOUNT 211 — MISCELLANEOUS PAID-IN CAPITAL	$0
ACCOUNT 215 — APPROPRIATED RETAINED EARNINGS	$0

TOTAL	$0

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

				BALANCE AT			BALANCE AT
				BEGINNING	NET INCOME	DIVIDENDS	CLOSE
DESCRIPTION				OF YEAR	OR (LOSS)	PAID	OF YEAR
				$000	$000	$000	$000

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

Rate/Share	Amount of Dividend	Date Declared	Date Paid

$	$000

TOTAL				—	—	—	—

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

Schedule XII — LONG-TERM DEBT

INSTRUCTIONS:	Advances From Associate Companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 — Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	TERMS OF OBLIG	DATE			BALANCE AT		DEDUC-	BALANCE AT
	CLASS & SERIES	OF	INTEREST	AMOUNT	BEGINNING	ADDI-	TIONS	CLOSE
NAME OF CREDITOR	OF OBLIGATION	MATURITY	RATE	AUTHORIZED	OF YEAR	TIONS	(1)	OF YEAR
			%	$000	$000	$000	$000	$000

ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES:

Columbia Energy Group	Promissory Note	11/28/07	7.55	2,246	2,246	—	—	2,246
Columbia Energy Group	Promissory Note	11/28/10	7.82	2,246	2,246	—	—	2,246
Columbia Energy Group	Promissory Note	03/01/14	7.33	12,700	12,700	—	—	12,700
Columbia Energy Group	Promissory Note	11/28/15	7.92	2,246	2,246	—	—	2,246
Columbia Energy Group	Promissory Note	11/28/25	8.12	2,246	2,246	—	—	2,246

ACCOUNT 224 - OTHER LONG-TERM DEBT:				—	—	—	—	—

TOTAL				21,684	21,684	—	—	21,684

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
For the Year Ended December 31, 2004

SCHEDULE XIII — CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
	BEGINNING	CLOSE
DESCRIPTION	OF YEAR	OF YEAR
	$000	$ 000

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES
Columbia Energy Group	—	2,246

TOTAL	—	2,246

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
Bay State Massachusetts	202	—
Columbia Energy Group	4,476	4,476
Columbia Gas of Kentucky, Inc.	13	—
Columbia Gas of Maryland, Inc.	14	—
Columbia Gas of Ohio, Inc.	887	692
Columbia Gas of Pennsylvania, Inc.	105	—
Columbia Gas of Virginia, Inc.	207	6
Columbia Gas Transmission Corporation	98	147
Columbia Gulf Transmission Company	7	49
Energy USA, Inc.	229	—
NiSource Development Company, Inc.	208	208
NiSource Energy Services, Inc.	—	158
NiSource Energy Technology	186	—
NiSource, Inc.	4,543	(625)
Northern Indiana Public Service Company	712	—
Northern Utilities Maine	15	—
Primary Energy, Inc.	449	—
System Money Pool Interest	67	92
System Money Pool Principal	35,246	47,586

TOTAL	47,664	52,789

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
Accrued Vacation	8,670	10,908
Change in Control	600	—
Comprehensive Medical Expense Plan Accrual	803	703
Contingent Stock Dividend	470	—
Deferred Compensation	5,153	—
Dental Assistance Plan Accrual	20	174
Employee Thrift Plan	1,337	—
Flexible Spending	2,651	4,167
Incentive/Bonus Accrual	7,787	9,209
LTIP Dividend Credit	195	—
Pension Restoration Plan	7,677	12,174
Pension Retirement Benefits	2,250	2,180
Phantom Stock Liability	7,856	—
Post Employment Benefit Obligation	52	194
Prescription Drug Liability	—	85
Retirement Income Plan	10,410	14,364
Severance	1,032	—
Thrift Plan — Company	60	60
Thrift Restoration Plan	2,243	1,811
Unclaimed Funds	94	85
Workers Compensation	—	73
Miscellaneous	1,506	1,680

TOTAL	60,866	57,867

SCHEDULE XIII-A

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

NOTES PAYABLE TO ASSOCIATE COMPANIES

Account 233

		Balance at	Balance at
		Beginning	Close
		of Year	of Year
		$000	$000
Columbia Energy Group

7.30%	Installment Promissory Note	—	2,246
7.55%	Installment Promissory Note	—	—
7.82%	Installment Promissory Note	—	—
7.33%	Installment Promissory Note	—	—
7.92%	Installment Promissory Note	—	—
8.12%	Installment Promissory Note	—	—

Total		—	2,246

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
For the Year Ended December 31, 2004

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Property, Plant and Equipment and Related Depreciation

Property, Plant and Equipment is stated at historical cost. Depreciation is provided on a composite straight-line basis using the average of depreciable property at the beginning and end of each year.

b. Income Taxes

The Corporation provides deferred taxes with respect to timing differences in the recognition of revenues and expenses for tax and accounting purposes. The major difference results from using accelerated depreciation for tax purposes. The Corporation is included in the Consolidated Federal Income Tax Return filed for NiSource, Inc.

c. Pension Costs

The Corporation participates in the NiSource, Inc. Pension Plan and the Retirement Income Plan of the Columbia Energy Group. These are trusteed noncontributory pension plans which, with certain exceptions, cover all regular employees. NiSource Corporate Services Company, Inc.’s portion was $4,840,000 in 2004 and $7,992,000 in 2003.

d. Leases

Payments made by the Corporation in connection with operating leases are charged to expense incurred. No capitalized leases existed in 2004.

e. Account Numbers

The Corporation uses certain FERC accounts which do not match existing SEC accounts; therefore, the year-end balances of the following FERC accounts were reclassified to a corresponding SEC account.

	Account Number		Year-End
Account Description	FERC	SEC	Balance
			$000

Interest Receivable	171	143	—

Deferred Income Taxes	283	282	(342)

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
For the Year Ended December 31, 2004

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

f.	Post-Retirement Benefits Other Than Pensions

During 1991, the System adopted SFAS No. 106, Employer’s Accounting for Post-Retirement Benefits Other Than Pensions, retroactive to January 1, 1991. The Corporation has elected to record and defer the full amount of its estimated accumulated post-retirement obligations other than pensions. These obligations total $42,219,054 as of December 31, 2004, and represent the actuarial present value of the post-retirement benefits to be paid to current employees and retirees based on services rendered.

g.	System Money Pool

The Parent Company and its subsidiaries participate in the System Money Pool (Pool) which is administered by the Corporation on behalf of the participants.

Participants invest their excess funds to the Pool. Short-term financing requirements of participants, with the exception of the Parent Company, are satisfied by advances from the Pool. Excess funds in the Pool are invested by the Corporation on a short-term basis on behalf of the depositors.

Participants depositing funds in the Pool share in the interest earned on these investments plus interest paid to the Pool by borrowers on a basis proportionate to its investment in the Pool. Participants borrowing from the Pool pay interest at the rate equivalent to the composite rate on short-term transactions of the Pool. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC,
For the Year ended December 31, 2004

SCHEDULE XV

COMPARATIVE INCOME STATEMENT

		2004	2003
ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
		$ 000	$ 000
	INCOME

457	Services Rendered to Associate Companies	279,799	277,807
458	Services Rendered to Nonassociate Companies	—	—
417	Interest Revenue	—	—
419	Interest Revenue — Other	7	14
421	Miscellaneous Income or Loss	—	(24)

	Total Income	279,806	277,797

	EXPENSE

920	Salaries and Wages	123,923	118,019
921	Office Supplies and Expenses	14,136	13,180
922	Administrative Expense Transferred — Credit	(462)	—
923	Outside Services Employed	50,536	52,443
924	Property Insurance	83	2
925	Injuries and Damages	2,059	1,472
926	Employee Pensions and Benefits	29,904	30,189
928	Regulatory Commission Expense	—	568
930.1	General Advertising Expenses	276	531
930.2	Miscellaneous General Expenses	3,051	3,948
931	Rents	22,740	21,162
932	Maintenance of Structures and Equipment	14,492	15,621
403	Depreciation and Amortization Expense	7,163	7,064
408	Taxes Other Than Income Taxes	9,214	9,111
409	Income Taxes	(563)	7,083
410	Provision for Deferred Income Taxes	1,086	1,543
411	Provision for Deferred Income Taxes — Credit	(1,298)	(7,741)
426.1	Donations	68	370
426.5	Other Deductions	6	49
430	Interest on Debt to Associate Companies	2,813	2,737
431	Other Interest Expense	579	446

	Total Expense	279,806	277,797

	Net Income or (Loss)	—	—

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC,

For the Year ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

	DIRECT	INDIRECT	COMPENSATION	TOTAL
	COSTS	COSTS	FOR USE	AMOUNT
NAME OF ASSOCIATE COMPANY	CHARGED	CHARGED	OF CAPITAL	BILLED
	457-1	457-2	457-3
	$000	$000	$000	$000
Bay State Massachusetts	15,082	9,880	179	25,141
Columbia Atlantic Trading Corporation	5	2	—	7
Columbia Deepwater Services	12	10	—	22
Columbia Energy Group	5,378	436	8	5,822
Columbia Energy Services Corporation	304	119	2	425
Columbia Finance Corporation	16	19	—	35
Columbia Gas of Kentucky, Inc.	4,603	3,151	55	7,809
Columbia Gas of Maryland, Inc.	1,573	1,078	19	2,670
Columbia Gas of Ohio, Inc.	31,671	20,991	363	53,025
Columbia Gas of Pennsylvania, Inc.	13,434	8,469	152	22,055
Columbia Gas of Virginia, Inc.	7,433	5,073	90	12,596
Columbia Gas Transmission Corporation	30,352	17,114	320	47,786
Columbia Gulf Transmission Company	6,266	4,122	75	10,463
Columbia Network Services Corporation	57	32	1	90
Columbia Remainder Corporation	466	76	2	544
Energy USA, Inc.	2,003	1,270	23	3,296
Granite State Gas	219	197	3	419
Kokomo Gas and Fuel Company	362	179	3	544
Nisource Capital Markets	25	10	—	35
NiSource Crossroads Pipeline	198	158	3	359
Nisource Development Company, Inc.	1,677	343	6	2,026
Nisource Energy Services, Inc.	424	186	3	613
Nisource Energy Technology	206	141	3	350
Nisource Finance Company	175	35	1	211
NiSource Insurance Corporation, Ltd.	37	24	—	61
NiSource Retail Services	762	368	6	1,136
NiSource, Inc.	15,304	2,728	50	18,082
Northern Indiana Fuel and Light Company	395	199	4	598
Northern Indiana Public Service Company	40,083	20,518	383	60,984
Northern Utilities Maine	1,315	913	16	2,244
Northern Utilities New Hampshire	1,674	1,073	19	2,766
Primary Energy, Inc.	1,499	573	11	2,083

Total Amount Billed in 2004	183,010	99,487	1,800	284,297

Reconciliation to Total Revenues:

Difference between Amount of Unbilled Revenue December 2003 and December 2004	2,930	(7,428)	—	(4,498)

	185,940	92,059	1,800	279,799

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC,

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES
ACCOUNT 458

	DIRECT	INDIRECT	COMPENSATION
	COST	COST	FOR USE	TOTAL	EXCESS OR	AMOUNT
NAME OF NONASSOCIATE COMPANY	CHARGED	CHARGED	OF CAPITAL	COST	DEFICIENCY	BILLED
	458-1	458-2	458-3		458-4
N/A	$000	$000	$000	$000	$000

INSTRUCTION:	Provide a brief description of the services rendered to each nonassociate company:

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
For the Year Ended December 31, 2004

Schedule XVI

ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE COMPANY			NONASSOCIATE COMPANY			TOTAL CHARGES FOR
		CHARGES			CHARGES			SERVICE
		DIRECT	INDIRECT		DIRECT	INDIRECT		DIRECT	INDIRECT
DESCRIPTION OF ITEMS		COST	COST	TOTAL	COST	COST	TOTAL	COST	COST	TOTAL
		$000	$ 000	$ 000	$000	$000	$000	$000	$ 000	$ 000
920	Salaries and Wages	90,082	33,841	123,923	—	—	—	90,082	33,841	123,923
921	Office Supplies and Expenses	11,292	2,844	14,136	—	—	—	11,292	2,844	14,136
922	Administrative Expenses Transferred — Credit	251	(713)	(462)	—	—	—	251	(713)	(462)
923	Outside Services Employed	49,248	1,288	50,536	—	—	—	49,248	1,288	50,536
924	Property Insurance	—	83	83	—	—	—	—	83	83
925	Injuries and Damages	1,850	209	2,059	—	—	—	1,850	209	2,059
926	Employee Pensions and Benefits	949	28,955	29,904	—	—	—	949	28,955	29,904
928	Regulatory Commission Expense	—	—	—	—	—	—	—	—	—
930.1	General Advertising Expenses	250	26	276	—	—	—	250	26	276
930.2	Miscellaneous General Expense	2,782	269	3,051	—	—	—	2,782	269	3,051
931	Rents	9,693	13,047	22,740	—	—	—	9,693	13,047	22,740
932	Maintenance of Structure and Equipment	12,709	1,783	14,492	—	—	—	12,709	1,783	14,492
403	Depreciation and Amortization Expense	6,663	500	7,163	—	—	—	6,663	500	7,163
408	Taxes Other Than Income Taxes	83	9,131	9,214	—	—	—	83	9,131	9,214
409	Income Taxes	—	(563)	(563)	—	—	—	—	(563)	(563)
410	Provision for Deferred Income Taxes	—	1,086	1,086	—	—	—	—	1,086	1,086
411	Provision for Deferred Income Taxes — Credit	—	(1,298)	(1,298)	—	—	—	—	(1,298)	(1,298)
419	Other Interest	—	(7)	(7)	—	—	—	—	(7)	(7)
421	Gain/Loss on Sale of Property	—	—	—	—	—	—	—	—	—
426.1	Donations	68	—	68	—	—	—	68	—	68
426.5	Other Deductions	2	4	6	—	—	—	2	4	6
427	Interest on Long-Term Debt	—	—	—	—	—	—	—	—	—
431	Other Interest Expense	18	561	579	—	—	—	18	561	579

Instructions: Total cost of service will equal the amount billed to associate and nonassociate companies under their separate analysis of billing schedules.

	Total Expenses	185,940	91,046	276,986	—	—	—	185,940	91,046	276,986

430	Interest on Short-Term Debt			1,013						1,013

	Compensation for Use of Capital- Associated Companies

430	Intercompany Interest on Indebtedness			1,800						1,800

	Compensation for Use of Equity Capital			—						—

	Total Cost of Service			279,799						279,799

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
For the Year Ended December 31, 2004

Schedule XVII

SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION

				DEPARTMENT OR SERVICE FUNCTION
							Company General		Corporate
DESCRIPTION OF ITEMS		TOTAL AMOUNT	OVERHEAD	Accounting	Auditing	Chairman and CEO	Managers	Company Presidents	Communications	Corporate Insurance	Corporate Secretary
		$ 000	$ 000	$000	$000	$ 000	$000	$000	$ 000	$000	$000
920	Salaries and Wages	123,923	33,841	6,551	1,452	1,089	562	514	1,356	443	288
921	Office Supplies and Expenses	14,136	2,844	143	150	54	58	52	243	6	67
922	Administrative Expenses Transferred — Credit	(462)	(713)	—	—	—	—	—	—	—	—
923	Outside Services Employed	50,536	1,288	518	53	1,293	28	208	813	—	1,711
924	Property Insurance	83	83	—	—	—	—	—	—	—	—
925	Injuries and Damages	2,059	209	—	—	—	—	—	—	1,850	—
926	Employee Pensions and Benefits	29,904	28,955	6	—	7	12	—	—	—	—
928	Regulatory Commission Expense	—	—	—	—	—	—	—	—	—	—
930.1	General Advertising Expense	276	26	3	—	—	—	—	3	—	—
930.2	Miscellaneous General Expense	3,051	269	105	73	79	12	557	128	—	149
931	Rents	22,740	13,047	17	—	17	3	7	31	—	—
932	Maintenance of Structures and Equipment	14,492	1,783	—	—	7	1	5	—	—	1
403	Depreciation and Amortization Expense	7,163	500	—	—	—	—	—	—	—	—
408	Taxes Other Than Income Taxes	9,214	9,131	—	—	—	—	—	—	—	—
409	Income Taxes	(563)	(563)	—	—	—	—	—	—	—	—
410	Provision for Deferred Income Taxes	1,086	1,086	—	—	—	—	—	—	—	—
411	Administrative Expenses Transferred — Credit	(1,298)	(1,298)	—	—	—	—	—	—	—	—
411.5	Investment Tax Credit	—	—	—	—	—	—	—	—	—	—
419	Other Interest	(7)	(7)	—	—	—	—	—	—	—	—
421	Miscellaneous Income or Loss	—	—	—	—	—	—	—	—	—	—
426.1	Donations	68	—	—	—	9	—	—	58	—	—
426.5	Other Deductions	6	4	—	—	—	—	—	—	—	—
427	Interest on Long-Term Debt	—	—	—	—	—	—	—	—	—	—
430	Interest on Debt to Associate Companies	2,813	2,813	—	—	—	—	—	—	—	—
431	Other Interest Expense	579	561	—	—	—	—	—	—	—	—

Instruction:	Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System Account)

	Total Expenses	279,799	93,859	7,343	1,728	2,555	676	1,343	2,632	2,299	2,216

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
For the Year Ended December 31, 2004

Schedule XVII
SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION

DEPARTMENT OR SERVICE FUNCTION
		Customer Contact	Energy Supply	Environmental			Facilities
Account Number	Corporate Treasury	Centers	Services	Affairs	Executive VP and CFO	Executive VP and COO	Management	Financial Planning	Fleet Management	Governmental Affairs
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
920	825	1,573	1,906	4,914	392	748	783	4,000	1,002	243
921	317	58	306	672	26	50	802	241	81	56
922	—	—	—	—	—	—	713	—	—	—
923	1,654	4	107	420	315	4,093	56	446	16	265
924	—	—	—	—	—	—	—	—	—	—
925	—	—	—	—	—	—	—	—	—	—
926	—	—	5	53	—	3	164	63	—	—
928	—	—	—	—	—	—	—	—	—	—
930.1	—	—	113	1	—	—	—	—	—	—
930.2	135	31	34	216	6	11	4	15	2	17
931	485	6	14	130	21	14	3	50	5	99
932	123	77	—	79	2	2	3,289	—	—	—
403	506	—	—	—	—	—	240	—	—	—
408	2	—	—	—	—	—	—	—	—	—
409	—	—	—	—	—	—	—	—	—	—
410	—	—	—	—	—	—	—	—	—	—
411	—	—	—	—	—	—	—	—	—	—
411.5	—	—	—	—	—	—	—	—	—	—
419	—	—	—	—	—	—	—	—	—	—
421	—	—	—	—	—	—	—	—	—	—
426.1	—	—	—	—	—	—	—	—	—	—
426.5	—	—	—	—	—	—	—	—	—	—
427	—	—	—	—	—	—	—	—	—	—
430	—	—	—	—	—	—	—	—	—	—
431	—	—	—	—	—	—	—	—	—	—

Total Expenses	4,047	1,749	2,485	6,485	762	4,921	6,054	4,815	1,106	680

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
For the Year Ended December 31, 2004

Schedule XVII
SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION

DEPARTMENT OR SERVICE FUNCTION
				Large Customer
	Human	Information		Relationships and				New Business	NiSource Retail	Operations
Account Number	Resources/Benefits	Technology	Investor Relations	Transportation	Legal	Materials & Supplies	Meter-to-Cash	Processes	Services	Integration
	$ 000	$000	$000	$000	$000	$000	$000	$000	$000	$000
920	5,055	27,720	301	4,699	3,893	2,041	1,362	—	945	267
921	494	2,784	79	225	1,429	101	1,759	3	91	68
922	—	—	—	—	—	—	—	—	—	—
923	1,750	7,043	102	362	23,849	79	426	1	1,137	362
924	—	—	—	—	—	—	—	—	—	—
925	—	—	—	—	—	—	—	—	—	—
926	175	—	—	18	153	—	—	—	208	—
928	—	—	—	—	—	—	—	—	—	—
930.1	41	6	—	—	24	—	—	—	59	—
930.2	321	1,119	6	13	87	5	14	—	8	3
931	33	8,579	—	29	34	8	8	—	2	4
932	1	8,953	—	31	—	3	26	—	5	—
403	—	5,917	—	—	—	—	—	—	—	—
408	—	81	—	—	—	—	—	—	—	—
409	—	—	—	—	—	—	—	—	—	—
410	—	—	—	—	—	—	—	—	—	—
411	—	—	—	—	—	—	—	—	—	—
411.5	—	—	—	—	—	—	—	—	—	—
419	—	—	—	—	—	—	—	—	—	—
421	—	—	—	—	—	—	—	—	—	—
426.1	1	—	—	—	—	—	—	—	—	—
426.5	—	—	—	—	—	—	—	—	—	—
427	—	—	—	—	—	—	—	—	—	—
430	—	—	—	—	—	—	—	—	—	—
431	—	—	—	—	—	—	—	—	—	—

Total Expenses	7,871	62,202	488	5,377	29,469	2,237	3,595	4	2,455	704

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
For the Year Ended December 31, 2004

Schedule XVII
SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION

DEPARTMENT OR SERVICE FUNCTION
		Regulatory &
Account Number	President NiSource	Government	Security	Supply Chain	Support Operations	Tax	Technical Operations	TPC/NET	Other
	$000	$000	$000	$000	$000	$000	$000	$000	$000

920	505	2,113	325	1,254	1,096	1,556	1,889	305	6,115
921	80	114	30	73	145	110	322	3	—
922	—	—	—	—	—	—	—	—	(462)
923	60	863	—	208	14	650	342	—	—
924	—	—	—	—	—	—	—	—	—
925	—	—	—	—	—	—	—	—	—
926	5	73	—	—	—	—	4	—	—
928	—	—	—	—	—	—	—	—	—
930.1	—	—	—	—	—	—	—	—	—
930.2	12	68	2	87	14	10	39	—	(600)
931	5	27	—	2	19	5	36	—	—
932	—	—	2	—	4	91	7	—	—
403	—	—	—	—	—	—	—	—	—
408	—	—	—	—	—	—	—	—	—
409	—	—	—	—	—	—	—	—	—
410	—	—	—	—	—	—	—	—	—
411	—	—	—	—	—	—	—	—	—
411.5	—	—	—	—	—	—	—	—	—
419	—	—	—	—	—	—	—	—	—
421	—	—	—	—	—	—	—	—	—
426.1	—	—	—	—	—	—	—	—	—
426.5	—	—	—	2	—	—	—	—	—
427	—	—	—	—	—	—	—	—	—
430	—	—	—	—	—	—	—	—	—
431	—	—	—	—	—	—	—	—	18

Total Expenses	667	3,258	359	1,626	1,292	2,422	2,639	308	5,071

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE				NUMBER
NAME OF DEPARTMENT	INCLUDED IN AMOUNTS BILLED TO				PERSONNEL
Indicate each department or	TOTAL	PARENT	OTHER	NON	END OF
service function	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR
	$000	$000	$000	$000

Accounting	6,551	164	6,387	—	153

Auditing	1,452	134	1,318	—	24

Chairman and CEO	1,089	403	686	—	4

Company General Managers	562	—	562	—	4

Company Presidents	514	—	514	—	2

Corporate Communications	1,356	33	1,323	—	20

Corporate Insurance	443	—	443	—	9

Corporate Secretary	288	177	111	—	5

Corporate Treasury	825	89	736	—	13

Customer Contact Centers	1,573	6	1,567	—	37

Energy Supply Services	1,906	—	1,906	—	34

Environmental Affairs	4,914	133	4,781	—	79

Executive VP and CFO	392	97	295	—	2

Executive VP and COO	748	118	630	—	5

Facilities Management	783	23	760	—	19

Financial Planning	4,000	73	3,927	—	60

Fleet Management	1,002	—	1,002	—	8

Governmental Affairs	243	28	215	—	3

Human Resources/Benefits	5,055	30	5,025	—	79

Information Technology	27,720	372	27,348	—	540

Investor Relations	301	35	266	—	3

Large Customer Relationships and Transportation	4,699	3	4,696	—	75

Continued on page 33

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE				NUMBER
NAME OF DEPARTMENT	INCLUDED IN AMOUNTS BILLED TO				PERSONNEL
Indicate each department or	TOTAL	PARENT	OTHER	NON	END OF
service function	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR
	$000	$000	$000	$000

Legal	3,893	—	3,893	—	49

Materials & Supplies	2,041	2	2,039	—	34

Meter-to-Cash	1,362	—	1,362	—	29

New Business Processes	—	7	(7)	—	2

NiSource Retail Services	945	(33)	978	—	25

Operations Integration	267	118	149	—	3

President NiSource	505	41	464	—	3

Regulatory & Government	2,113	1	2,112	—	35

Security	325	38	287	—	4

Supply Chain	1,254	32	1,222	—	15

Support Operations	1,096	—	1,096	—	14

Tax	1,556	96	1,460	—	25

Technical Operations	1,889	—	1,889	—	26

TPC/NET	305	—	305	—	3

Other	6,115	4,438	1,677	—	0

Total	90,082	6,658	83,424	—	1,445

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and the amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
		"A"= ASSOCIATE
FOR WHOM PURCHASED	ADDRESS	"NA"= NON-ASSOCIATE	AMOUNT
			$000

See schedule 923-A			50,536

SCHEDULE 923-A
ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

		RELATIONSHIP
		"A"=ASSOCIATE
		"NA"=NON	AMOUNT
FOR WHOM PURCHASED	ADDRESS	ASSOCIATE	$000	$000

1-Special Services — Audit

4 Organizations			136

	Total Special Services — Audit			136

2-Special Services — Legal

BAKER & DANIELS	P.O. BOX 664091, INDIANAPOLIS IN 46266-4091	NA	978
BARNES & THORNBURG	11 S MERIDIAN ST, INDIANAPOLIS IN 46204-3556	NA	280
BRICKER & ECKLER LLP	100 S THIRD ST, COLUMBUS OH 43215-4236	NA	922
BRICKLEY, SEARS & SORETT, P.A.	75 FEDERAL ST, BOSTON MA 02110-2699	NA	258
CRANE, GREENE & PARENTE	90 STATE ST, ALBANY NY 12207	NA	239
DOERNER, SAUNDERS, DANIELS & ANDER	320 S BOSTON AVE STE 500, TULSA OK 74103-3725	NA	151
EICHHORN & EICHHORN	200 RUSSELL ST, HAMMOND IN 46325	NA	939
HOLLAND & HART LLP	SPECIAL MASTER FUND GRYNBERG, CHEYENNE WY 82003-1347	NA	106
JONES, DAY, REAVIS & POGUE	P.O. BOX 165017, COLUMBUS OH 43216-5017	NA	277
LEBOEUF, LAMB, GREENE & MACRAE	99 WASHINGTON AVENUE, ALBANY NY 12210-2820	NA	145
LECLAIR RYAN	707 EAST MAIN STREET, RICHMOND VA 23219	NA	104
MCGUIRE WOODS	ONE JAMES CENTER-ACCOUNTING, RICHMOND VA 23219-4030	NA	145
MORGAN LEWIS AND BOCKIUS	P.O. BOX 8500 S-6050, PHILADELPHIA PA 19178-6050	NA	488
PAUL HASTINGS, JANOFSKY & WALKER	1299 PENNSYLVANIA AVE NW, WASHINGTON DC 20004	NA	291
PORTER, WRIGHT, MORRIS & WRIGHT	41 SOUTH HIGH STREET, COLUMBUS OH 43215-6194	NA	141
REED SMITH LLP	P.O. BOX 360074M, PITTSBURGH PA 15251-6074	NA	1,020
ROBERT G KERN ESQ	1200 CRA-MER LN, CHAPEL HILL NC 27516-8382	NA	177
ROBIN M NUSCHLER ESQ	3886 UNIVERSITY DRIVE, FAIRFAX VA 22030	NA	202
ROBINSON & MCELWEE LLP	P.O. BOX 1791, CHARLESTON WV 25326	NA	2,637
SCHIFF HARDIN LLP	6600 SEARS TOWER, CHICAGO IL 60606-6473	NA	10,923
SIDLEY AUSTIN BROWN & WOOD LLP	P.O. BOX 0642, CHICAGO IL 60690	NA	271
SIMON PERAGINE SMITH	REDFEARN LLP, NEW ORLEANS LA 701633000	NA	160
STEPTOE & JOHNSON	CLARKSBURG WV 26302-1732	NA	1,224
THELEN REID & PRIEST LLP	875 THIRD AVENUE, NEW YORK NY 10022	NA	304
WOLF BLOCK SCHORR AND SOLIS CO.	1650 ARCH STREET, PHILADELPHIA PA 19103-2097	NA	321
WOODEN AND MCLAUGHLIN LLP	ONE INDIANA SQ, INDIANAPOLIS IN 46204-4208	NA	148

128 Organizations			2,190

	Total Special Services — Legal			25,041

SCHEDULE 923-A
ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

		RELATIONSHIP
		"A"=ASSOCIATE
		"NA"=NON	AMOUNT
FOR WHOM PURCHASED	ADDRESS	ASSOCIATE	$000	$000

3- Special Services — Consulting

ACCENTURE LLP	P.O. BOX 70629, CHICAGO IL 60673-0629	NA	2,347
ACLOCHE LLC	P.O. BOX 632997, CINCINNATI OH 45263-2997	NA	468
ADDECO EMPLOYMENT	P.O. BOX 371084, PITTSBURGH PA 15250-7084	NA	273
AEROTEK DATA SERVICES GROUP	P.O. BOX 198531, ATLANTA GA 30384-8531	NA	111
CANDLE CORPORATION	P.O. BOX 99974, CHICAGO IL 60696-7774	NA	162
CDI CORPORATION	P.O. BOX 532428, ATLANTA GA 30353-2428	NA	244
CLARITAS, INC	P.O. BOX 533028, ATLANTA GA 30353-2028	NA	173
DELOITTE & TOUCHE LLP	BANK OF AMERICA, CHICAGO IL 60693-0042	NA	117
ENERGY RESOURCES LLC	39 WINDEMERE DRIVE, GROSSE POINTE FARMS MI 48236	NA	595
EQUATERRA, INC	2614 ARTIE ST STE 37-462, HUNTSVILLE AL 35805	NA	179
F1, INC	140 CONCORD CIR, VALPARAISO IN 46385-8070	NA	1,462
HMB	191 W NATIONWIDE BLVD STE 650, COLUMBUS OH 43215	NA	112
IBM CORPORATION	P.O. BOX 643600, PITTSBURGH PA 15264-3600	NA	218
INFORMATION CONTROL CORPORATION	2500 CORPORATE EXCHANGE DR, COLUMBUS OH 43231	NA	117
INFORMATION INTEGRATORS, INC	2540 FOSSIL STONE RD, DYER IN 46311-1956	NA	263
IPSE CONSULTING, INC	HAWTHORN WOODS IL 60047	NA	307
KEMA CONSULTING, INC	P.O. BOX 350020, BOSTON MA 02241-0520	NA	354
KENNETH P. FOLEY, JR.	219 CYPRESS DR, SCHERERVILLE IN 46375	NA	152
LUKENS ENERGY GROUP, INC	2905 SACKETT SUITE 200, HOUSTON TX 77098	NA	841
MILES INFORMATION SERVICES, INC	7500 WEST 125 NORTH, LAPORTE IN 46350	NA	165
PATRICK J. MULCHAY	801 E86TH AVE, MERRILLVILLE IN 46410	NA	366
PEOPLESOFT, USA, INC	DEPT CH 10699, PALATINE IL 60055-0699	NA	182
RUSSELL REYNOLDS ASSOCIATES	CHURCH STREET STATION, NEW YORK NY 102496427	NA	226
SAPPHIRE TECHNOLOGIES	P.O. BOX 30727, HARTFORD CT 06150-0727	NA	241
SCOTT A STEINER	361 SOUTH COLLEGE AVENUE, VALPARAISO IN 46383	NA	214
STAT TECHNICAL SERVICES, INC	235 SAWYER AVE., GLEN ELLYN IL 60137	NA	124
TECHNOLOGY CONSULTING ASSOC.	5887 GLENRIDGE DRIVE, ATLANTA GA 30328	NA	231
TRANSTECH, INC	P.O. BOX 95169, PALATINE IL 60095-0169	NA	130
VAN SCOYOC ASSOCIATES	101 CONSTITUTION AVENUE NW, WASHINGTON DC 20001-2133	NA	112
WILKERSON & ASSOCIATES	3339 TAYLORSVILLE ROAD, LOUISVILLE KY 40205-3103	NA	474

171 Organizations			2,979

	Total Special Services — Consulting			13,939

SCHEDULE 923-A
ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

		RELATIONSHIP
		"A"=ASSOCIATE
		"NA"=NON	AMOUNT
FOR WHOM PURCHASED	ADDRESS	ASSOCIATE	$000	$000

4-Special Services — Other

ADDECO EMPLOYMENT	P.O. BOX 371084, PITTSBURGH PA 15250-7084	NA	1,434
ADP PROXY SERVICES	P.O. BOX 23487, NEWARK NJ 07189	NA	178
AT&T	7872 COLLECTION CENTER DR, CHICAGO IL 60693	NA	231
AYCO COMPANY LP	ACCOUNTING DEPT, BUFFALO NY 14240-3171	NA	110
COMMUNITY RESOURCE SERVICE	33501 L LAKE RD, AVON LAKE OH 44012	NA	136
CREDIT SUISSE FIRST BOSTON	ATTN: ACCTS REC IBD, NEW YORK NY 10010	NA	190
FITCH, INC	GPO P.O. BOX 26858, NEW YORK NY 10087-6858	NA	190
GARTNER GROUP, INC	P.O. BOX 911319, DALLAS TX 75391-1319	NA	126
IBM CORPORATION	5591 CHAMBLEE DUNWOODY RD, ATLANTA GA 30338	NA	101
JAMES W TROST, CONSULTING	35 STATEN DR, HOCKESSIN DE 19707	NA	153
KEVIN M. CONSIDINE, P C	1BOSTON PL 28TH FL, BOSTON MA 02108	NA	108
LANIER WORLDWIDE INC	P.O. BOX 101960, ATLANTA GA 30392-1960	NA	211
LOUIS SPISAK & ASSOCIATES INC	2448 SOUTHWAY DRIVE, UPPER ARLINGTON OH 43221	NA	106
MARKETING SERVICES BY VECTRA	3990 BUSINESS PARK DRIVE, COLUMBUS OH 43204	NA	296
MELLON INVESTOR SERVICES, LLC	P.O. BOX 3317, SOUTH HACKENSACK NJ 07608	NA	885
MOODY’S INVESTORS SERVICE	P.O. BOX 102597, ATLANTA GA 30368-0597	NA	155
MOSSBERG & COMPANY INC	P.O. BOX 210, SOUTH BEND IN 46624-0210	NA	165
NEW YORK STOCK EXCHANGE, INC	P.O. BOX 4695, NEW YORK NY 10163	NA	305
NORTHERN INDIANA PUBLIC SERVICE CO.	5201 INDUSTRIAL HIGHWAY, GARY IN 46406-1125	A	791
POMEROY COMPUTER RESOURCES	4013 WASHINGTON STREET WEST, CHARLESTON WV 25313	NA	253
PROXY SERVICES CORPORATION	P.O. BOX 18878, NEWARK NJ 07191-8878	NA	128
ROBERT HALF TECHNOLOGY	12400 COLLECTION CENTER DR, CHICAGO IL 60693-0124	NA	110
SUNGARD AVAILABILITY SERVICES	P.O. BOX 91233, CHICAGO IL 60693	NA	126

394 ORGANIZATIONS			4,932

	Total Special Services — Other			11,420

	Total All Special Services			50,536

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS

ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

$000

Dental Assistance Plan	1,270

Educational Assistance	216

Employee Assistance Plan	118

Employee Cafeteria Subsidy	328

Employee Relocation Expense	1,580

Employee Retirement Expense	4,840

Group Life Insurance	375

Long-Term Disability Insurance	595

Medical Expense Plan	11,086

Other Post Employment Benefits	1,211

Pension Restoration Plan	4,628

Thrift Plan	3,666

Miscellaneous	(9)

Total	29,904

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.1, “General Advertising Expenses,” classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
		$000

Employee Recruiting/Advertising	Kinkos, Inc.	4
Employee Recruiting/Advertising	Nationwide Advertising Service	7
Employee Recruiting/Advertising	Service Web Offset Corporation	54
Employee Recruiting/Advertising	Shaw Print and Promotion	108
Employee Recruiting/Advertising	The Austin Group Energy LP	16
Employee Recruiting/Advertising	The David Group	34
Employee Recruiting/Advertising	Think, Inc.	17
Employee Recruiting/Advertising	TMP Worldwide	28
Employee Recruiting/Advertising	All Others	8

TOTAL		276

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses,” classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)(2) shall be separately classified.

DESCRIPTION	AMOUNT

$ 000

Aircraft Service	21

Dues and Memberships — Corporate	1,024

Employee Recruiting	220

Employee Training	1,519

Other	267

TOTAL	3,051

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

RENTS

ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major grouping of property, as defined in the account definition of the Uniform System of Accounts.

AMOUNT

$000

Air Transportation	432

Auto and General Tools	495

Communications	939

Data Processing	4,578

Office Space	12,770

Miscellaneous	3,526

TOTAL	22,740

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES

ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, “Taxes Other Than Income Taxes.” Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class tax.

AMOUNT

$000
(1) Other than U.S. Government Taxes:

Property	780

Unemployment	375

License or Franchise	6

Total — other	1,161

(2) U.S. Government Taxes:

Federal Insurance Contribution	7,956

Unemployment	89

Miscellaneous	8

Total — Federal	8,053

TOTAL	9,214

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

DONATIONS

ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1, “Donations,” classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
		$000

Indiana Society of Washington	Community Welfare	8
Fitz Gerald & Robbins Inc.	Community Welfare	7
First Night Columbus	Community Welfare	6

Miscellaneous (78)		47

TOTAL		68

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, “Other Deductions,” classifying such expenses according to their nature.

DESCRIPTION	AMOUNT

$000
Fees	6

TOTAL	6

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

SCHEDULE XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Salary and wage expense was $5.9 million higher in 2004 when compared to 2003. $3.2 million of this increase was due to bonuses increasing from $7.7 to $10.9 million in 2003 and 2004 respectively. $2.8 million of the increase was due to higher wages in 2004. Salary and wage expense also increased due to severance related costs increasing approximately $3.9 million in 2004 when compared to 2003. The increase in severance related costs is primarily due the reversal of accrued severance in 2003. The above increases in salary and wage expense were offset by a decrease in stock based compensation of approximately $5.5 million.

Income Taxes and Provision for Deferred Income Taxes decreased approximately $1.7 million from 2003 to 2004. This decrease is primarily due to adjustments made under FAS 109 for Deferred Income Taxes and a reduction in non-deductible expenses.

Outside Services decreased approximately $1.9 million from 2003 to 2004. This decrease is primarily due to lower legal expenses of $3.5 million in 2004 when compared to 2003 offset by an increase in consulting expenses of $1.7 million.

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

2004 ORGANIZATION CHART

Chairman and CEO Gary Neale
Executive VP and COO Samuel W. Miller
Company General Managers
Customer Contact Centers
Facilities Management
Fleet Management
Information Technology
Materials & Supplies
Meter-to-Cash
New Business Processes
NiSource Retail Services
Operations Integration
Supply Chain
Support Operations
Technical Operations
TPC/NET
Executive VP and CFO Michael W. O'Donnell
Accounting
Corporate Insurance
Corporate Treasury
Financial Planning
Investor Relations
Tax
Other
Executive VP and General Counsel Peter Fazio
Corporate Secretary
Environmental Affairs
Legal
Security
Executive VP Human Resources & Communications LaNette Zimmerman
Corporate Communications
Human Resources/ Benefits
President NiSource Robert C. Skaggs
Auditing
Company Presidents
Energy Supply Services
Governmental Affairs
Large Customer Relationships & Transportation
Regulatory & Government

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

METHODS OF ALLOCATION

      The following Basis of Allocation have been approved by the SEC as a method of allocating Job Order charges and convenience payments directly to Associate Companies.

— Total Gross Fixed Assets and Total Operating Expenses
— Total Gross Fixed Assets
— Total Operating Expenses and Gross Depreciable Property
— Gross Depreciable Property
— Number of Automobile Units Owned and Leased
— Number of Retail Customers
— Number of Regular Employees
— Fixed Allocation
— Number of Transportation Customers
— Total Employees and Customers
— Total Plant, State Employees and Customers
— Total Tariff and Transportation Customers
— Direct Costs

ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

For the Year Ended December 31, 2004

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

COMPENSATION FOR USE OF CAPITAL
SUMMARY OF BILLING TO ASSOCIATE COMPANIES

	Direct &
	Allocated	Compensation
Company	Labor	Billed
	$ 000	$ 000
Bay State Massachusetts	7,910	179
Columbia Atlantic Trading Corporation	2	—
Columbia Deepwater Services	8	—
Columbia Energy Group	352	8
Columbia Energy Services Corporation	99	2
Columbia Finance Corporation	13	—
Columbia Gas of Kentucky, Inc.	2,446	55
Columbia Gas of Maryland, Inc.	837	19
Columbia Gas of Ohio, Inc.	16,056	363
Columbia Gas of Pennsylvania, Inc.	6,719	152
Columbia Gas of Virginia, Inc.	3,985	90
Columbia Gas Transmission Corporation	14,157	320
Columbia Gulf Transmission Company	3,307	75
Columbia Network Services Corporation	25	1
Columbia Remainder Corporation	69	2
Energy USA, Inc.	1,026	23
Granite State Gas	151	3
Kokomo Gas and Fuel Company	151	3
NiSource Capital Markets	8	—
NiSource Crossroads Pipeline	120	3
NiSource Development Company, Inc.	268	6
NiSource Energy Services, Inc.	146	3
NiSource Energy Technology	130	3
NiSource Finance Company	27	1
NiSource Insurance Corporation, Ltd.	19	—
NiSource Retail Services	269	6
NiSource, Inc.	2,216	50
Northern Indiana Fuel and Light Company	166	4
Northern Indiana Public Service Company	16,961	383
Northern Utilities Maine	715	16
Northern Utilities New Hampshire	851	19
Primary Energy, Inc.	486	11

Total	79,695	1,800

The above is a summary of the Compensation for Use of Capital billed to each company. Attached is a sample of the annual statement sent to each associate company. Since they are identical except for the amount billed, the summary is included in lieu of thirty-two individual statements (see page 49).

NISOURCE CORPORATE SERVICES COMPANY, INC.

COMPENSATION FOR USE OF CAPITAL

BILLED TO

COLUMBIA GAS TRANSMISSION CORPORATION

DURING 2004

				SYSTEM	MONTHLY	MANAGEMENT
	INTEREST			DIRECT &	RATE	D&A LABOR	COMPENSATION
BILLING	TO	NET	TOTAL	ALLOCATED	COL. 3/	BILLED TO	BILLED
MONTH	PARENT	INCOME	COMPENSATION	LABOR	COL. 4	TCO	COL. 5 x COL. 6
	(1)	(2)	(3)	(4)	(5)	(6)	(7)
JANUARY	150,028.07	0.00	150,028.07	6,348,180.17	0.02363	1,035,686.63	24,476.63
FEBRUARY	150,028.04	0.00	150,028.04	6,607,177.00	0.02271	1,165,272.84	26,459.65
MARCH	150,028.04	0.00	150,028.04	6,784,370.35	0.02211	1,217,745.98	26,928.96
APRIL	150,028.07	0.00	150,028.07	6,825,145.72	0.02198	1,247,771.41	27,428.09
MAY	150,028.07	0.00	150,028.07	7,034,963.84	0.02133	1,272,970.82	27,147.45
JUNE	150,028.04	0.00	150,028.04	6,587,785.22	0.02277	1,181,053.58	26,896.92
JULY	150,028.07	0.00	150,028.07	6,732,419.42	0.02228	1,169,153.45	26,053.91
AUGUST	150,028.04	0.00	150,028.04	6,378,733.55	0.02352	1,134,614.22	26,686.17
SEPTEMBER	150,028.04	0.00	150,028.04	6,641,756.71	0.02259	1,212,594.58	27,390.82
OCTOBER	150,028.07	0.00	150,028.07	6,783,894.35	0.02212	1,201,464.22	26,570.78
NOVEMBER	150,028.04	0.00	150,028.04	6,900,761.47	0.02174	1,235,108.32	26,852.24
DECEMBER	150,028.04	0.00	150,028.04	6,069,542.83	0.02472	1,083,336.77	26,778.11

	1,800,336.63	0.00	1,800,336.63	79,694,730.63	0.27150	14,156,772.82	319,669.74

OFFICER AUTHORIZATION

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NISOURCE CORPORATE SERVICES COMPANY, INC.

By:	/s/ Susanne M. Taylor

Susanne M. Taylor
Controller

Date: April 30, 2005